SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2
(Amendment No. 13)*

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G9618E 10 7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9618E 10 7

1	Name of Reporting Persons S.S. (OPTIONAL) OR I.R.S. Identification No. of Above Persons John J. Byrne

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,733**

	6	Shared Voting Power 31,273**

	7	Sole Dispositive Power 700,733**

	8	Shared Dispositive Power 31,273**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 732,006**

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3%**

12	Type of Reporting Person IN

**  For additional information, see Schedule A hereto.

Item 1(a).	Name of Issuer: White Mountains Insurance Group, Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 80 South Main Street Hanover, New Hampshire 03755

Item 2(a).	Name of Person Filing: John J. Byrne
Item 2(b).	Address of Principal Business Office: 80 South Main Street Hanover, New Hampshire 03755
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Shares
Item 2(e).	CUSIP Number: G9618E 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: See Schedule A hereto.
(b) Percent of class: See Schedule A hereto.
(c)

Number of shares as to which person filing this Schedule 13G has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; or (iv) shared power to dispose or to direct the disposition of.

See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 27, 2010

		By:	/s/ John J. Byrne

Schedule A

BENEFICIAL OWNERSHIP AND VOTING OF COMMON SHARES

The 8.3% of the common shares of White Mountains Insurance Group, Ltd. (the “Company”) shown in the foregoing Schedule 13G as beneficially owned by Mr. John J. Byrne and/or Mrs. Dorothy M. Byrne was calculated using 8,860,150 common shares of the Company outstanding on December 31, 2009 as shown in the official records of the Company.

The 732,006 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Mr. Byrne represent (a) 700,733 shares held directly by Mr. Byrne as to which Mr. Byrne has dispositive and voting power; (b) 1,221 shares held directly by Mrs. Byrne as to which Mrs. Byrne has dispositive and voting power; (c) 16,081 shares held by a foundation as to which Mr. Byrne and/or Mrs. Byrne have dispositive and voting power; and (d) 13,971  shares held by Memorial Sloan-Kettering Cancer Center (“MSK”) pursuant to a letter agreement between MSK and Mr. and Mrs. Byrne dated December 30, 1992, as to which Mrs. Byrne shares dispositive and voting power.

On January 22, 2007, Mr. and Mrs. Byrne irrevocably granted full proxy to vote certain of the shares shown above as beneficially owned by them (totaling 701,954 shares as of December 31, 2009) to Mr. Raymond Barrette, Chairman and Chief Executive Officer of the Company, until the earlier of (i) January 1, 2012 or (ii) the death of John J. Byrne.

*                                         Mr. Byrne disclaims beneficial ownership of the shares listed in (c) and (d) above.